1114 Avenue of the Americas 34th Floor New York, NY 10036 212.697.9660 telephone 212.697.9466 facsimile www.warrenresources.com

October 3, 2014

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warren Resources, Inc.
Registration Statement on Form S-3
Filed September 18, 2014
File No. 333-198815
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 6, 2014
File No. 000-33275

Dear Mr. Schwall:

We hereby enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) of Warren Resources, Inc. (the “Company” or “we,” “us” or “our”) referred to above (“Amendment No. 1”).  In addition, we have the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 24, 2014 to Saema Somalya with regard to the Company’s registration statement on Form S-3 and our annual report on Form 10-K for the fiscal year ended December 31, 2013 (our “2013 Form 10-K”).

In this letter, we have reproduced your comments in italics and the Company’s responses are in normal typeface.  Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.  The pagination in Amendment No. 1 may differ from the pagination in the Registration Statement as originally filed, so page references in the responses are to the page numbers in Amendment No. 1.

Registration Statement on Form S-3

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response:  The Company respectfully acknowledges that the Registration Statement will not be declared effective until we have cleared all Staff comments on our periodic reports.

Selling Stockholder, page 16

2.                                      Please revise to identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by Citrus Energy Corporation. For guidance, please refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The Company has revised page 16 of Amendment No. 1 to add a second footnote to the selling stockholder table to clarify that the board of directors of Citrus Energy Corporation (“Citrus”) exercises voting or investment control over the securities offered for resale by Citrus, based on information provided by Citrus.  Footnote (2) on page 16 of Amendment No. 1 reads as follows:

“(2)                           The board of directors of Citrus Energy Corporation exercise voting and investment power over the shares of common stock held by the selling stockholder. The members of the board of directors of Citrus Energy Corporation are Lance Peterson, David Oberbrockling and Sharon Alexander. The members of the board of directors of Citrus Energy Corporation disclaim beneficial ownership of the shares of our common stock held by the selling stockholder.”

Form 10-K for Fiscal Year Ended December 31, 2013

Business and Properties, page 4

Oil and Natural Gas Reserves, page 10

Production Volumes, Sales Prices and Production Costs, page 15

3.                                      It appears that certain of your fields contain 15% or more of your total proved reserves on an oil-equivalent-barrels basis. Please expand your disclosure for each of the last three fiscal years to include the annual production, by final product sold, for each of these fields. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

Response:  We acknowledge the Staff’s comment that Item 1204(a) of Regulation S-K requires disclosure of production by geographical areas and for each field that contains 15% or more of our total proved reserves. As disclosed on page 4 of our 2013 Form 10-K, the Company has two main fields: our oil field in California and our gas field in Wyoming. These assets comprised approximately 52% and 48% of our proved reserves as of December 31, 2013, respectively.  On page 16 of our 2013 Form 10-K, we have disclosed our oil and gas production for the past three years, all of which comes from our oil field in California and our gas field in Wyoming referenced above.  In August 2014, we acquired an additional gas field in the Marcellus Shale in Pennsylvania, which is expected to represent in excess of 15% of our proved reserves as of December 31, 2014. In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2014 (our “2014 Form 10-K”), we will include additional disclosure to report production, by final product sold, for each field representing more than 15% of our total proved reserves.

Risk Factors, page 35

Risks Relating to the Oil and Natural Gas Industry and Our Business, page 36

4.                                      We are aware of news reports regarding the drought conditions in California and various proposals to restrict the use of water. Given the importance of waterflooding to your exploration activities in California, tell us what consideration you have given to providing a specific risk factor addressing these matters and the impact they may have on your operations or financial condition.

Response:  We acknowledge the Staff’s comment and respectfully refer the Staff to the risk factors titled (i) “Our operations are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities”, which appears on page 26 of our Form 10-Q for the quarterly period ended June 30, 2014 and includes a discussion of water management activities; (ii) “We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business”, which appears on page 37 of our 2013 Form 10-K and includes a discussion of regulatory risks relating to water injection wells and water discharge and disposal permits for drilling operations; and (iii)“We face significantly increasing water injection and disposal regulations and costs in our drilling operations”, which appears on pages 46-47 of our 2013 Form 10-K and includes a discussion of regulatory burdens and costs relating to our drilling operations.

To date, our operations have not been affected materially by the drought conditions or proposals to restrict the use of water in California. Since we do not use hydraulic fracturing in our California operations and are not limited to relying on freshwater for our drilling operations in that area, we do not anticipate material additional costs or other risks associated with currently foreseeable drought related restrictions.   Accordingly, while we respectfully maintain that the current disclosure adequately addresses our risks relating to water use for drilling operations, we will continue to monitor this situation and will update one or more of the risk factors referenced above in our future periodic filings, to the extent that we determine that a more specific risk becomes applicable to us.

Notes to Consolidated Financial Statements

Note K — Oil and Gas Reserve Data (Unaudited), page F-31

Summary of Changes in Proved Reserves, page F-32

5.                                      The footnote disclosure provided on page F-32 in conjunction with the changes in net reserves does not appear to provide a narrative explanation for all of the significant changes that have occurred. For example, footnote (b) does not explain the causes for the significant additions in natural gas reserves relating to extensions and discoveries that occurred during 2013. We also note that an explanation has not been provided for the significant changes in net reserves for the periods ending December 31, 2012 and 2011. Please expand the disclosure of the changes in your proved reserves to provide a narrative explanation in each instance that the change in reserves for an individual line item represents a significant change in reserves, other than production. Refer to the disclosure requirements in FASB ASC 932-235-50-5. In addition, please revise to provide a column showing the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

Response:  We acknowledge the Staff’s comment and respectfully submit that the extensions and discoveries that were recorded in 2013 were primarily the result of a 27-well drilling program in our gas field in Wyoming as well as an increase in the price of natural gas in 2013, as disclosed on page 64 of our 2013 Form 10-K. Explanations for the changes in reserves for the years 2012 and 2011 can be found on page F-34 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and on page F-32 of the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2011, respectively. In future filings, beginning with our 2014 Form 10-K, we will expand our disclosure, as appropriate, to include all significant changes in proved reserves, for each of the previous three years and also a column showing total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

6.                                      We note the footnote disclosure relating to your proved undeveloped reserves indicates that you transferred 1.1 MMBoe of proved undeveloped reserves to proved developed reserves during 2013. However, this change does not reconcile the overall change in your proved undeveloped reserves of approximately 3.9 MMBoe. Please expand your disclosure to include the material changes relating to all causes such as revisions of previous estimates, extensions and discoveries and purchases of minerals in place in addition to the factor already disclosed. Also include a narrative explanation for each change as part of your expanded disclosure. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure on page F-32 of our 2013 Form 10-K, where we disclosed that the value of proved undeveloped gas reserves was zero at the beginning of 2013 and, due to drilling activity and an increase in gas pricing, was 27,990 MMcf (4.7 MMBoe) at the end of 2013. We supplementally submit the following reconciliation for the 3.9 MMBoe: as discussed above, we added 4.7 MMBoe in our Atlantic Rim field and we transferred 1.1 MMBoe to proved developed producing during the year. In addition, we added 0.3 MMBoe in California due to drilling.  Due to immateriality, we did not include disclosure of the addition of 0.3 MMBoe in California in our 2013 Form 10-K.

7.                                      It appears you converted approximately 13.3% and 10.9% of your proved undeveloped reserves to proved developed status during the fiscal years ended December 31, 2013 and 2012, respectively. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and, if applicable, provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the definition of undeveloped oil and gas reserves under Rule 4-10(a)(31) of Regulation S-X and the disclosure requirements for proved undeveloped reserves under Item 1203(d) of Regulation S-K. For additional guidance on the specific circumstances that justify a period longer than five years, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:  All of our proved undeveloped reserves disclosed as of December 31, 2013 are scheduled to be developed within five years of our initial disclosure of those reserves.  As noted in our response to comment #5, all of our PUDs in our Atlantic Rim field were added in 2013. Also, we have engaged in continuous development of our Wilmington field, where we expect to have drilled over 70 wells by the end of the three-year period ending December 31, 2014.

Closing

In addition, pursuant to the Staff’s letter, we acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to the undersigned at (212) 697-9660.

Sincerely,

/s/ Stewart P. Skelly
Stewart P. Skelly
Vice President and Chief Financial Officer

cc:                                John Hodgin, Petroleum Engineer

Caroline Kim, Senior Counsel

Norman von Holtzendorff, Senior Counsel

Philip A. Epstein, Chairman & Chief Executive Officer

Saema Somalya, Senior Vice President & General Counsel

Alan Baden, Thompson & Knight LLP